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Filed by Computer Horizons Corp. pursuant to Rule 425
under the Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

        Subject Company: Computer Horizons Corp.
Commission File No.: 000-07282

FOR IMMEDIATE RELEASE

CONTACT:	Michael Shea, CFO David Reingold, Senior Vice President, Marketing, IR Computer Horizons Corp. (973) 299-4000 mshea@computerhorizons.com dreingol@computerhorizons.com	Lauren Felice RF Binder Partners (212) 994-7541 lauren.felice@rfbinder.com

COMPUTER HORIZONS RESCHEDULES TELECONFERENCE TO DISCUSS FIRST QUARTER 2005 RESULTS IN ANTICIPATION OF S-4 FILING ON MERGER TRANSACTION

Company Reaffirms Operating Earnings Guidance

Mountain Lakes, NJ, April 19, 2005—Computer Horizons Corp. (Nasdaq: CHRZ), a strategic solutions and professional services company, today announced that it will reschedule its conference call to discuss first quarter 2005 earnings, in an attempt to have it coincide with the anticipated filing of its registration statement with the Securities and Exchange Commission. The registration statement is regarding its previously announced proposed merger with Analysts International (Nasdaq: ANLY). Computer Horizons still intends to report first quarter 2005 results on April 28, during the week of its customary first quarter announcements. The Company will announce the date of its teleconference to discuss first quarter earnings on a date closer to the filing of the registration statement which it expects will occur some time in the month of May.

        The Company also announced that while it expects first quarter revenues to be slightly below expectations ($68 to $70 million), it reaffirms its operating earnings guidance. Excluding amortization of intangibles, Computer Horizons expects to report earnings in the lower-end of the previously disclosed range of breakeven to $0.02 earnings per share.

About Computer Horizons Corp.

        Computer Horizons Corp. ("CHC") (NASDAQ: CHRZ) provides professional information technology (IT) services to a broad array of vertical markets, such as financial services, healthcare, pharmaceutical, telecom, consumer packaged goods, as well as the federal government, through its wholly-owned subsidiary, RGII Technologies, Inc.

        CHC's wholly-owned subsidiary, Chimes, uses its proprietary technology to enable its Global 2000 customer base to align and integrate business planning with human resource management across an enterprise's business functions. For more information on Computer Horizons, visit www.computerhorizons.com.

Forward-Looking Statements

        This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as "believe," "expect," "anticipate," "plan," "potential," "continue" or similar expressions. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release may include statements about future financial and operating results and about the proposed merger of Computer Horizons and Analysts International.These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies does not received required shareholder or governmental approvals or fails to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which Computer Horizons or Analysts International expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (i) the risk that the Computer Horizons' and Analysts' businesses will not be integrated successfully to yield the anticipated cost savings and financial results; (ii) costs related to the proposed merger may be higher due to delays in obtaining regulatory approval; (iii) failure of the Computer Horizons and Analysts shareholders to approve the proposed merger; and (iii) other economic, business, competitive and/or regulatory factors affecting Computer Horizons' and Analysts' businesses generally, including those set forth in Computer Horizons' and Analysts' filings with the SEC, including in their respective Annual Reports on Form 10-K for the most recent fiscal years, especially in the Management's Discussion and Analysis section, the most recent Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K. All forward-looking statements included in this press release are based on information available to Computer Horizons and Analysts on the date hereof. Computer Horizons and Analysts undertake no obligation (and expressly disclaim any such obligation) to update forward-looking statements made in this press release to reflect events or circumstances after the date of this release or to update reasons why actual results would differ from those anticipated in such forward-looking statements.

Additional Information and Where to Find It

        Computer Horizons Corp. intends to file with the Securities and Exchange Commission a registration statement on Form S-4 and Computer Horizons Corp. and Analysts International Corporation intend to file with the Commission a related joint proxy statement/prospectus in connection with the merger transaction involving Computer Horizons and Analysts International. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND RELATED JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/ prospectus (when it is available) and other documents filed by Computer Horizons Corp. and Analysts International Corporation with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at http://www.sec/gov. Free copies of the joint proxy statement/prospectus, once available, and other documents may also be obtained for free from Computer Horizons Corp.'s and Analysts International Corporation's respective investor relations at dreingol@computerhorizons.com and pquist@analysts.com, respectively.

        Computer Horizons Corp. and Analysts International Corporation and their respective directors, officers and other employees and proxy solicitors may be deemed to be participants in the solicitation of proxies from the shareholders of Computer Horizons and Analysts International with respect to the transactions contemplated by the merger agreement. Information regarding Computer Horizons' officers and directors is included in Computer Horizons' Proxy Statement for its 2005 Annual Meeting

of Shareholders filed with the Securities and Exchange Commission on April 11, 2005. Information regarding Analysts International's officers and directors is included in Analysts International's Proxy Statement for its 2005 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission in late April, 2005. These documents are or will be available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Computer Horizons Corp.'s investor relations at dreingol@computerhorizons.com and Analysts International Corporation investor relations at pquist@analysts.com.

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COMPUTER HORIZONS RESCHEDULES TELECONFERENCE TO DISCUSS FIRST QUARTER 2005 RESULTS IN ANTICIPATION OF S-4 FILING ON MERGER TRANSACTION